Form 404

Articles of Amendment
Pursuant to Articles 4.04
Texas Business Corporation Act

Article 1 – Name

The name of the corporation is as set forth below:

Pet Ecology Brands, Inc.

The filing number issued to the corporation by the secretary of state is:  138995500

Article 4 – Other Altered, Added, or Deleted Provisions

Amend the Articles of Incorporation, Article Four, to read:

The aggregate number of shares which the corporation shall have authority to issue is One Hundred Million (100,000,000) shares at a par value of $.001 per share.

Article 5- Date of Adoption

The date of the adoption of the amendment(s) by the shareholders of the corporation, or by the board of directors where no shares have been issued is September 28, 2004

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Date:  10-6-04
________________________
Ralph J. Steckel